UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor
FWD Financial Center
308 Des Voeux Road Central
Sheung Wan, Hong Kong
Tel: +852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by MMtec, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels or activity, performance, or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance, or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

First Half Year of 2025 Financial Highlights

●	Revenue increased by 100% from nil to approximately $0.81 million, as a result of the increase in revenue from placement agent services during the six months ended June 30, 2025.

●	Gross profit increased by 100% from nil to approximately $0.67 million, compared to the same period in 2024.

●	Loss from operations was approximately $1.53 million, compared to approximately $2.3 million for the same period in 2024. The decrease was primarily attributable to the decrease in selling and marketing expenses in the first half of 2025.

●	Net loss was approximately $46.43 million, compared to a net loss of approximately $28.37 million for the same period of 2024. The decrease in net loss was mainly attributable to the allowance for credit losses on the Company’s notes receivable of approximately $24.35 million, and loss on sale of notes receivable of approximately $21.29 million.

●	Loss per share on a basic and fully diluted basis was $1.84 for the six months ended June 30, 2025, compared to a loss per share on a basic and fully diluted basis of $0.14 for the same period in 2024.

Operating Results for Six Months Ended June 30, 2025

Revenue

The following tables illustrate the Company’s revenue by revenue type:

	For the Six Months Ended June 30,
	2025	2024
	US$	US$
Placement agent services	807,500	-
Total revenue	807,500	-

The Company acts as a placement agent in public or private financing transactions. The Company’s performance obligation is to arrange for the sale of the client’s securities to qualified investors through registered offerings or private placement activities. Placement agent revenue is recognized at a point in time when the services are completed.

Cost of Revenue

Cost of revenue consists of commission expenses related to placement agent services.

Cost of revenue increased from nil to approximately $0.13 million for the six months ended June 30, 2025, compared to the same period last year. The increase in cost of revenue is directly linked to the revenue from placement agent services.

Gross Profit and Gross Margin

Gross profit was approximately $0.67 million, with a gross profit margin of 83.5% for the six months ended June 30, 2025, compared to gross profit of nil for the same period in 2024. The increase in gross profit is attributed to the increase in revenue from placement agent services.

Operating Expenses

During the six months ended June 30, 2025, and 2024, respectively, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. Selling and marketing costs decreased by approximately $0.18 million, or 49.8%, to approximately $0.18 million for the six months ended June 30, 2025, from approximately $0.37 million for the same period last year. The decrease was mainly attributed to decreased related expenses of our investment banking business.

Payroll and Related Benefits

Payroll and related benefits were approximately $0.95 million for the six months ended June 30, 2025, compared to approximately $0.96 million for the six months ended June 30, 2024, a decrease of $0.01 million, or 1.0%.

Professional Fees

For the six months ended June 30, 2025, and 2024, professional fees primarily consisted of audit fees, legal service fees, financial consulting fees and other fees associated with being a public company. Professional fees totaled approximately $0.54 million for the six months ended June 30, 2025, compared to approximately $0.46 million for the six months ended June 30, 2024, an increase of $0.07 million, or 15.6%.

Other General and Administrative Expenses

For the six months ended June 30, 2025, and 2024, other general and administrative expenses were approximately $0.53 million and $0.51 million, respectively, which represents an increase of $0.02 million, or 5.1%.

Loss from Operations

For the six months ended June 30, 2025, loss from operations was approximately $1.53 million, compared to a loss from operations of approximately $2.3 million for the six months ended June 30, 2024, a decrease of $0.77 million, or 33.4%, which was mainly attributable to the decrease in selling and marketing expenses and professional fees.

Other Income (Expense)

Other income (expense) includes interest income from bank deposits, interest income from promissory notes receivable, interest expense from convertible promissory notes, allowance for credit losses - notes receivable, loss on sale of notes receivable, other income, and foreign currency transaction gain (loss). Other expense totaled approximately $44.89 million for the six months ended June 30, 2025, compared to approximately $26.07 million for the six months ended June 30, 2024, an increase of $18.82 million which was mainly attributable to the increase of allowance for credit losses on the Company’s notes receivable and loss on sale of notes receivable.

Income Taxes

Income tax expense was $5,770 for the six months ended June 30, 2025, which was attributable to the revenue from our placement agent services, while the Company did not have any income tax expense for the six months ended June 30, 2024.

Net Loss

As a result of the factors described above, our net loss was approximately $46.43 million, or $1.84 per share (basic and diluted), for the six months ended June 30, 2025. Our net loss was approximately $28.37 million, or $0.14 per share (basic and diluted), for the six months ended June 30, 2024.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of MMTEC, INC., MM Future Technology Limited, MM Fund Services Limited, HC Securities (HK) Limited, MMBD Trading Limited, MM Global Securities, INC, and HAI TEC INC. is the U.S. dollar. The functional currency of Gujia (Beijing) Technology Co., Ltd, and Haichuan Zhixin (Beijing) Technology Co., Ltd is the Chinese Renminbi (“RMB”). The financial statements of the Company’s subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period-end exchange rates for assets and liabilities, average exchange rate for revenue and expenses and cash flows, and historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $3,131 and $73,561 for the six months ended June 30, 2025, and 2024, respectively. This non-cash adjustment had the effect of decreasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had a comprehensive loss of approximately $46.43 million and $28.3 million for the six months ended June 30, 2025 and 2024, respectively.

Financial Condition

As of June 30, 2025, the Company had cash of approximately $10.19 million, compared to approximately $2.87 million as of December 31, 2024. Total working capital was $2.5 million as of June 30, 2025, compared to working capital of negative $4.3 million as of December 31, 2024.

Net cash used in operating activities for the six months ended June 30, 2025, was approximately $1.68 million, compared to approximately $1.89 million for the same period as last year. Net cash provided by investing activities was $9.0 million for the six months ended June 30, 2025, compared to approximately $0.63 million for the same period as last year. Cash provided by financing activities was nil for the six months ended June 30, 2025, compared to approximately $2.55 million for the same period as last year.

As an entity that operates in the financial industry in China and the United States, the Company finds itself subject to the challenges posed by the ongoing tension in the trade relations between the countries. Changes in U.S. and international trade policies, particularly with regard to China, and the ongoing trade war between China and the United States, may adversely impact our business and operating results.

Shares Authorized and Issued

There were 25,186,864 common shares issued and outstanding as of June 30, 2025.

Legal Proceedings

In the normal course of business, MM Global Securities, INC (“MM Global”) is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer, MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquiries. MM Global submitted a Letter of Acceptance, Waiver, and Consent for the purpose of proposing a settlement of the alleged rule violations on September 9, 2022. Without admitting or denying the findings by FINRA related to Case Number 2019062623, MM Global was censured and fined $450,000. Two individuals’ registration capacities were suspended for 45 days, fined $20,000 and $5,000, respectively. MM Global elected to pay the fine via a 36 months’ installment plan with a $38,250 installment fee. As of June 30, 2025, the Company has a total unpaid balance of $20,925, recorded as “Accrued liabilities and other payables”.

Other than MM Global, we are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Recent Developments

On March 12, 2025, the Company entered into a Share Transfer Agreement (the “Agreement”) with HAI TEC INC (“HAI TEC”), our wholly-owned subsidiary. Pursuant to the Agreement, the Company agreed to transfer all outstanding shares in HC Securities (HK) Limited, a wholly-owned subsidiary of us, to HAI TEC, for a total consideration of HK$16,573,925 (equivalent to approximately $2.13 million). The share transfer was completed on March 12, 2025, resulting in HC Securities (HK) Limited becoming a wholly-owned subsidiary of HAI TEC.

Pursuant to the Equity Acquisition Agreement dated November 22, 2023, the Company sold all of its interests in Alpha Mind Technology Limited to XChange TEC.INC (“XChange”) for consideration of $153,000,000.00 on December 28, 2023, which was paid in the form of a Secured Promissory Note made by XChange in favor of the Company (the “Note”). As of December 31, 2024, the principal balance of notes receivable amounted to $147,858,942, with accrued interest receivable of $4,603,544. On January 10, 2025, XChange repaid a total $4,000,000 of principal of the Note in cash. On April 23, 2025, the Company entered into an agreement (the “Note Purchase Agreement”) with Infinity Asset Solutions Ltd., a company incorporated under the laws of the British Virgin Islands (“Infinity”) pursuant to which, in consideration of Infinity’s payment of $5,000,000 in immediately available funds, the Company agreed to sell, transfer and assign to Infinity, and Infinity agreed to purchase all of the Company’s rights, title and interest in and to a portion of the Note representing $51,988,242.00 of the outstanding amount, of which the unpaid principal is $50,000,000 and unpaid interest is $1,988,242. The maturity date of the Note was extended to December 31, 2025, pursuant to the Amendments to Secured Promissory Notes dated June 30, 2025.

MM Fund Services Limited, our wholly-owned Cayman Islands subsidiary, incorporated on April 20, 2018, was struck from the Company Register on June 30, 2025, and thereupon dissolved.

On August 4, 2025, the Company’s shelf registration statement for up to $300,000,000 in securities, was declared effective by the SEC. Under this shelf registration statement, the Company may offer and sell from time to time up to an aggregate of $300,000,000 of common shares, par value $0.08 per share (issued separately or upon exercise of warrants), warrants, debt securities, and units of the Company’s securities.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

(UNAUDITED)

	As of
	June 30, 2025	December 31, 2024
	US$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,189,444	$2,869,241
Security deposits - Current	8,049	8,040
Prepaid expenses and other current assets	205,648	143,265

Total current assets	10,403,141	3,020,546

NON-CURRENT ASSETS:
Security deposits - Non-current	137,730	137,281
Property and equipment, net	66,595	85,849
Notes receivable	9,458,528	62,226,244
Operating lease Right-of-use assets	233,969	436,937

Total non-current assets	9,896,822	62,886,311

Total assets	$20,299,963	$65,906,857

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Salary payable	119,982	335,597
Accrued liabilities and other payables	7,577,915	6,601,942
Operating lease liabilities - Current	206,877	383,153

Total current liabilities	7,904,774	7,320,692

NON-CURRENT LIABILITIES:
Operating lease liabilities - Non-current	-	41,170
Convertible promissory notes	32,217,505	31,941,830

Total non-current liabilities	32,217,505	31,983,000

Total liabilities	$40,122,279	$39,303,692

SHAREHOLDERS’ EQUITY:
Common shares ($0.08 par value; 625,000,000 shares authorized; 25,186,864 shares issued and outstanding at June 30, 2025, and December 31, 2024) *	2,014,949	2,014,949
Additional paid-in capital	92,709,334	92,709,334
Accumulated deficit	(114,348,239)	(67,919,627)
Accumulated other comprehensive loss	(198,360)	(201,491)

Total shareholders’ equity	(19,822,316)	26,603,165

Total liabilities and shareholders’ equity	$20,299,963	$65,906,857

*	After giving effect to the reverse stock split effected on December 18, 2024.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	US$	US$
REVENUE	$807,500	$-

COST OF REVENUE	133,000	-

GROSS PROFIT	674,500	-

OPERATING EXPENSES:
Selling and marketing	183,679	365,876
General and administrative
Payroll and related benefits	952,122	962,210
Professional fees	536,034	463,780
Other general and administrative expenses	534,871	508,746

Total Operating Expenses	2,206,706	2,300,612

LOSS FROM OPERATIONS	(1,532,206)	(2,300,612)

OTHER INCOME (EXPENSE)
Interest income	1,946,980	2,204,575
Interest expense	(1,202,800)	(2,833,042)
Allowance for credit losses - notes receivable	(24,347,489)	(25,512,186)
Loss on sale of notes receivable	(21,292,430)	-
Other income	337	54,740
Foreign currency transaction gain	4,766	14,846

Total Other Expense, net	(44,890,636)	(26,071,067)

LOSS BEFORE INCOME TAXES	(46,422,842)	(28,371,679)

INCOME TAX EXPENSES	(5,770)	-

NET LOSS	$(46,428,612)	$(28,371,679)

COMPREHENSIVE LOSS:
NET LOSS	(46,428,612)	(28,371,679)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	3,131	73,561

TOTAL COMPREHENSIVE LOSS	$(46,425,481)	$(28,298,118)

NET LOSS PER COMMON SHARE
Basic and diluted *	$(1.84)	$(0.14)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted *	25,186,864	199,145,041

*	After giving effect to the reverse stock split effected on December 18, 2024.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(46,428,612)	$(28,371,679)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	19,542	25,051
Allowance for credit losses - notes receivable	24,347,489	25,512,186
Non-cash lease expense	204,452	202,382
Foreign currency transaction loss	(1,361)	(3,712)
Loss on sale of notes receivable	21,292,430	-
Imputed interest expense on convertible promissory notes	1,202,800	2,833,042
Interest income on notes receivable	(1,872,203)	(2,197,146)

Change in operating assets and liabilities:
Operating lease liabilities	(218,828)	(197,763)
Accounts receivable	-	1,500
Notes receivable	-	841,058
Security deposits	-	588
Prepaid expenses and other current assets	(61,574)	62,688
Salary payable	(215,810)	(150,464)
Accrued liabilities and other payables	48,843	(450,112)

NET CASH USED IN OPERATING ACTIVITIES:	(1,682,832)	(1,892,381)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(5,047)
Loan repayment from third parties	-	634,576
Notes receivable	4,000,000	-
Cash proceeds from sale of notes receivable	5,000,000	-

NET CASH PROVIDED BY INVESTING ACTIVITIES	9,000,000	629,529

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shares to be issued	-	2,550,000

CASH PROVIDED BY FINANCING ACTIVITIES	-	2,550,000

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	3,035	(3,034)

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,320,203	1,284,114

CASH AND CASH EQUIVALENTS - Beginning of period	2,869,241	1,759,786

CASH AND CASH EQUIVALENTS - End of period	$10,189,444	$3,043,900

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Income taxes	$30,295	$-

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

(UNAUDITED)

	Common Shares *		Additional	Retained Earnings	Accumulated Other	Shares	Total
	Number of Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Comprehensive Loss	to be Issued	Shareholders’ Equity

Balance, December 31, 2023	24,893,130	$1,991,451	$92,509,003	$23,248,653	$(271,101)	$1,430,000	$118,908,006
Issuance of common stock for cash	-	-	-	-	-	$2,550,000	$2,550,000
Conversion of bond to equity	-	-	1,538,592	-	-	-	1,538,592
Net loss for the six months ended June 30, 2024	-	-	-	$(28,371,679)	-	-	$(28,371,679)
Foreign currency translation adjustment	-	-	-	-	$73,561	-	$73,561
Balance, June 30, 2024	24,893,130	$1,991,451	$94,047,595	$(5,123,026)	$(197,540)	$3,980,000	$94,698,480

	Common Shares *		Additional		Accumulated Other	Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	Shareholders’ Equity

Balance, December 31, 2024	25,186,864	$2,014,949	$92,709,334	$(67,919,627)	$(201,491)	$26,603,165
Net loss for the six months ended June 30, 2025	-	-	-	$(46,428,612)	-	$(46,428,612)
Foreign currency translation adjustment	-	-	-	-	$3,131	$3,131
Balance, June 30, 2025	25,186,864	$2,014,949	$92,709,334	$(114,348,239)	$(198,360)	$(19,822,316)

*	After giving effect to the reverse stock split effected on December 18, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: September 10, 2025